FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE

Resolutions of the Extraordinary General Meeting

of common Shareholders of National Bank of Greece

National Bank of Greece announces that the Extraordinary General Meeting of its common shareholders was held today, 17 November 2015, at 93 Eolou St. (Megaro Mela), Athens.

The General Meeting convened with a quorum of 66.04% of the Bank’s paid up share capital and adopted the following resolutions:

1.              Resolved upon (i) the increase in the Bank’s share capital by EUR 1.20 due to capitalization of part of the Bank’s special reserve of article 4.4a of Codified Law 2190/1920, and concurrent (ii) increase in the nominal value of each common registered voting share of the Bank from EUR 0.30 to EUR 4.50 and reduction in the aggregate number of such shares from 3,533,149,631 to 235,543,309 new common registered shares with voting right by means of a reverse split, at a ratio of 15 old common shares of the Bank to 1 new common share of the Bank, and (iii) the reduction in the share capital of the Bank through reduction in the nominal value of each common registered voting share of the Bank (as it stands after the reverse split), from EUR 4.50 to EUR 0.30 with a view to forming an equivalent special reserve, through setting off against losses. Furthermore, it decided to amend accordingly article 4 of the Bank’s Articles of Association and to grant relevant authorities.

2.              Resolved upon the increase in the Bank’s share capital pursuant to the provisions of Law 3864/2010, as amended, and Cabinet Act 36/02.11.2015, to raise up to EUR 4,482,000,000 by issuing new common registered voting shares, through payment in cash and/or contribution in kind, and offer of such shares, as regards the In-Cash Increase, through private placement to qualified investors abroad and through a public offering in Greece, and, as regards the contribution in kind, to the persons under article 6a of Law 3864/2010, as amended, in the event of the provision of a capital injection by the HFSF, due to mandatory conversion of capital instruments and/or other eligible liabilities, and to the HFSF. In particular, taking into account the detailed circumstances and targets of the re-capitalisation process, and given the need to calculate the level of the amount offered by means of the Offer Abroad and the Public Offering, as well as the circumstances in the Greek market, it has been initially decided for the allocation between the Offer Abroad and the Public Offering to be as follows (subject to increased demand): (i) In case an amount of €1,456 million is raised in the context of the Offer Abroad, then New Shares which will correspond to a total of capital raised equal to €146 million could be offered by the Bank in the Public Offering. (ii) In the event of increased demand in the context of the Offer Abroad, as per the above, the amount that will be offered in the Public Offering will not exceed 10% of the above increased amount of final coverage of the Offer Abroad. (iii) In case the amount of coverage of the Offer Abroad is lower than €1,456 million, then New Shares corresponding to a total amount of capital raised up to €300 million to be offered by the Bank in the Public Offering. The Board of Directors was granted authority to finally determine the allocation between the Offer Abroad and the Public Offering, within the above context. The General Meeting resolved upon the cancellation of the pre-emption rights of existing shareholders as regards both modes of increase and the granting of authorities to the Bank’s Board of Directors to specify the terms of the said share capital increase, including authority to specify the offer price as per Article 13.6 of Codified Law 2190/1920, as applicable, and the allocation of the new shares offered in the Public Offering and the allocation between the Offer Abroad and the Public Offering. Moreover, it decided to amend accordingly article 4 of the Bank’s Articles of Association.

3.              Resolved upon the issuance of a convertible bond loan pursuant to Law 3864/2010, as applicable, and Cabinet Act 36/2.11.2015, through the issuance of direct, unsecured, perpetual and subordinated bonds, contingently convertible into common, dematerialized, registered voting shares of the Bank, payable by contribution in kind or payment in cash. Furthermore, it resolved upon the cancellation of pre-emption rights of the existing shares on taking up the issued convertible bonds and offering them exclusively to the HFSF, in implementation of the aforesaid provisions. Moreover, it decided the granting of authorities to the Board of Directors of the Bank to carry out the actions required to issue and offer the bonds taking into consideration the terms for covering the share capital increase as described in Resolution no 2 above.

4.              Resolved upon the granting of authorities to the Bank’s Board of Directors with respect to the Bank’s share capital increase, pursuant to Article 13.1.b and 13.1.c of Codified Law 2190/1920 and Article 1.11 of Cabinet Act 36/02.11.2015, and cancellation of the pre-emption rights of the Bank’s existing shareholders.

5.              Resolved upon the issuance of a convertible bond loan, up to the amount of EUR 4,482,000,000 with the issue of unsecured bonds contingently convertible into common, registered voting shares of the Bank, on condition that approval has first been obtained from the European Central Bank and the Hellenic Financial Stability Fund. Furthermore, it decided that the bond loan shall be covered by payment in cash or contribution in kind. Moreover, it resolved upon the cancellation of pre-emption rights of existing shareholders and offer of such rights to private investors and the granting of authorities to the Board of Directors of the Bank to carry out the actions required to issue and offer said bonds.

Athens, November 17, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 17th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 17th, 2015

Director, Financial Division